SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLATWORLD ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

 (Title of Class of Securities)

G35536104

(CUSIP Number of Class of Securities)

Jeffrey A. Valenty

c/o FlatWorld Capital LLC

220 East 42nd Street, 29th Floor

New York, New York 10017

Attn: Jeffrey A. Valenty, President

(212) 796-4012

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$8,398,500	$962.47

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 825,000 ordinary shares of FlatWorld Acquisition Corp., no par value, at the tender offer price of $10.18 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $962.47	Filing Party: FlatWorld Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: July 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ¨

SCHEDULE TO

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 4, relates to the offer by FlatWorld to purchase for cash up to 825,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.18 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $8,398,500 upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated August 20, 2012 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)). The Offer expires at 5:00 p.m., New York City time, on Thursday, August 30, 2012, unless the Offer is extended or earlier terminated.

The following amendments to the Items of the Schedule TO are hereby made. Except as otherwise set forth below, the information included in Schedule TO, as further amended by this Amendment No. 4 to the Schedule TO, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 4.  Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and all section and page references herein shall refer to the sections and page numbers in the Offer to Purchase, unless otherwise indicated.

This Amendment No. 4 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

 Item 1 is hereby amended and supplemented as follows:

 The answer to the question “Will the Ordinary Shares be listed on a Stock Exchange following the Merger?” on page 10 is hereby amended and restated as follows:

“Will the Ordinary Shares be listed on a Stock Exchange immediately following the Merger?

No. Our securities are currently quoted on the OTCBB.  Recent rule changes by the various stock exchanges, including the Nasdaq Stock Exchange (“Nasdaq”), the New York Stock Exchange (the “NYSE”) and NYSE MKT (“NYSE MKT”) (collectively, the “Exchanges”), impose new requirements on operating companies going public by completing reverse mergers with SEC-reporting shell companies, such as FlatWorld. Following the consummation of the Merger, in order for FlatWorld to list its securities on any of the Exchanges, it will be required to either: (A) complete a firm commitment underwritten public offering resulting in gross proceeds of at least $40 million or (B) meet certain strengthened listing criteria, including, but not limited to (i) having completed a “seasoning period” by trading on the OTCBB for one year following the Merger, (ii) having filed an annual report on Form 20-F covering a full fiscal year commencing after the filing with the SEC and (iii) having maintained a requisite minimum bid price for a sustained period of time.  Following consummation of the Merger, FlatWorld will periodically review the listing requirements of the Exchanges then in effect to determine if it has satisfied any such requirements.  As soon as reasonably practicable following FlatWorld’s determination that it has satisfied such listing requirements, FlatWorld anticipates that it will apply to have its ordinary shares, or those of FlatWorld’s successor domesticated entity, listed on one of the Exchanges.  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to FlatWorld.””

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”).  The address of FlatWorld’s principal executive office is Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands. FlatWorld’s telephone number is (284) 545-6127.

 (c) Trading Market and Price.

 Item 2(c) is hereby amended and supplemented as follows:

1.   References to the date “August 17, 2012” and the per share price of “$10.09” as the last reported sale price of the Ordinary Shares are hereby revised to read “August 24, 2012” and “$10.14”, respectively, in the seventh paragraph of the cover to the Offer to Purchase.

2.   References to the date “August 17, 2012” and the per share price of “$10.09” as the last reported sale price of the Ordinary Shares are hereby revised to read “August 24, 2012” and “$10.14”, respectively, in the answer to the question “What is the recent market price for the Ordinary Shares?” on page 10.

3.   The first sentence of the fifth bullet on each of page 10, 20 and 54 is hereby revised as follows:  “Our Sponsor owns 573,875 Ordinary Shares, which it acquired for $25,000 and which have an aggregate value of approximately $5,819,093 based on the closing price of the Ordinary Shares on the OTCBB of $10.14 as of August 24, 2012.”

4.   The first sentence of the sixth bullet on each of page 10, 20 and 54 is hereby revised as follows:  “Our Sponsor owns 2,000,000 Insider Warrants, which it acquired for $1,500,000 and which have an aggregate value of $620,000 based on the closing price of the Warrants on the OTCBB of $0.31 as of August 24, 2012.”

5.   The first sentence of the third paragraph on page 102 of the section of the Offer to Purchase entitled “Price Range of Securities and Dividends—FlatWorld—Price Range of FlatWorld Securities” is replaced with the following sentence: “On August 24, 2012, the last reported closing prices of our Units, Ordinary Shares and Warrants were $10.14, $10.14 and $0.31, respectively, with none of the Units or Ordinary Shares trading on that date.”

Item 10.	Financial Statements.

Item 10(b) is hereby revised as follows:

(b) Pro Forma Information.

The section entitled “Unaudited Condensed Combined Pro Forma Financial Statements” on page 155 of the Offer to Purchase dated August 20, 2012 is hereby revised as follows:

1.    The amount of “(11,419)” reflected in the line item for “Interest expense” in the column entitled “Pro Forma Adjustments (Assuming No Tender of Ordinary Shares)” of the section “Unaudited Condensed Combined Pro Forma Statements of Operations For the Three Months Ended March 31, 2012” is hereby revised to read “—”.

2.   The amount of “—”  reflected in the line item for “Net interest income” in the column entitled “Pro Forma Adjustments (Assuming No Tender of Ordinary Shares)” of the section “Unaudited Condensed Combined Pro Forma Statements of Operations For the Three Months Ended March 31, 2012” is hereby revised to read “(11,419)”.

Item 11.	Additional Information.

(b) Other Material Information.

Item 11(b) is hereby amended and supplemented as follows:

1.   The last two sentences of the Risk Factor entitled “Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld” beginning on page 23 of the Offer to Purchase dated August 20, 2012 are hereby amended and restated as follows:

“Interest rates fell in the second quarter of 2012 and, consequently, because Orchid Island’s portfolio is positioned to benefit from a rising interest rate environment, its portfolio suffered losses of approximately $898,000 resulting in a net loss of approximately $361,000 for the second quarter of 2012. Operation Twist and any other future securities purchase programs of the U.S. Federal Reserve could continue to materially adversely affect Orchid Island’s business, financial condition, and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.”

2.   The last paragraph on page 49 beginning “During the July 26, 2012 meeting …” and ending on the top of page 50 of the section of the Offer to Purchase dated August 20, 2012 entitled “The Transaction—Background of the Transaction” is hereby amended and restated as follows:

“During the July 26, 2012 meeting of FlatWorld’s board of directors, the board carefully considered industry and financial data in determining whether the transaction terms were reasonable and whether the Merger was in the best interests of FlatWorld and its shareholders.  As part of its analysis, FlatWorld’s board of directors reviewed the Bimini Capital investment strategy since the third quarter of 2008 as Orchid Island has employed the same investment strategy since its commencement of operations in November 2010.  This investment strategy has resulted in Bimini Capital generating a 26.8% annualized return on invested capital and a cumulative return on invested capital of 143.3% (assuming, in each case, reinvestment of all prior period returns) and a 24.9% annualized return on invested capital and a cumulative return on invested capital of 93.3% (assuming, in each case, no reinvestment of any prior period returns), since the inception of the strategy in the third quarter of 2008 through the first quarter of 2012. Bimini Capital’s return on invested capital calculations include the Orchid Island portfolio since Orchid Island’s commencement of operations in November 2010.  FlatWorld’s board of directors considered Bimini Capital’s historical return on invested capital, instead of return on equity, in order to assess the performance of Bimini Capital’s and Orchid Island’s investment strategy including results only related to Bimini Capital’s Agency RMBS portfolio, excluding losses related to the liquidation of Bimini Capital’s residential mortgage origination subsidiary, Opteum Financial Services, LLC.”

3.   The following paragraph is inserted as the first full paragraph on page 50 of the section of the Offer to Purchase dated August 20, 2012 entitled “The Transaction—Background of the Transaction”:

“FlatWorld’s board of directors also reviewed recent industry and financial data for a selection of other public companies that invest primarily in Agency MBS to evaluate the Orchid Island investment strategy.  FlatWorld’s directors focused their review on the financial data for the following public companies: American Capital Agency Corp. (NASDAQ:AGNC), Anworth Mortgage Asset Corporation (NYSE:ANH), ARMOUR Residential REIT, Inc. (NYSE:ARR), Capstead Mortgage Corp. (NYSE:CMO), CYS Investments, Inc. (NYSE:CYS), Hatteras Financial Corp (NYSE:HTS) and Annaly Capital Management, Inc. (NYSE:NLY).  These companies were chosen for particular review because of (i) their investment focus primarily in Agency RMBS, (ii) their existence as public companies for the full period since Orchid Island's commencement of operations and (iii) readily available financial information, including analyst reports, that provide detailed portfolio and return data on a regular basis.  Other public companies considered for review included: AG Mortgage Investment Trust, Inc. (NYSE:MITT), American Capital Mortgage Investment Corp. (NASDAQ:MTGE), Apollo Residential Mortgage, Inc. (NYSE:AMTG), Dynex Capital Inc. (NYSE:DX), Invesco Mortgage Capital Inc. (NYSE:IVR), MFA Financial, Inc. (NYSE:MFA), New York Mortgage Trust Inc. (NASDAQ:NYMT), and Two Harbors Investment Corp. (NYSE:TWO), but these companies were not included in FlatWorld’s review because they did not meet the preceding selection criteria, including (i) several of these companies went public during 2011 and quarterly financial ratios such as return on equity, leverage ratio and dividend yield were not available since the fourth quarter of 2010 (the period since Orchid Island's commencement of operations), and (ii) many of these companies focus in whole or in part on non-Agency RMBS securities with different risk and return characteristics. Unlike Agency RMBS, non-Agency RMBS have an element of credit risk and the analysis, expected returns and liquidity, among other factors, of such securities vary from Agency RMBS, and FlatWorld's management did not believe that companies with a material non-Agency RMBS portfolio represented appropriate comparable companies for Orchid Island. The public companies reviewed by FlatWorld’s board of directors were selected by management in good faith to represent a group of companies comparable to Orchid Island that invest primarily in Agency RMBS.  The information regarding these public companies was based on available public information and the internal analysis of FlatWorld’s management and are inherently subject to change in the future and interpretation.  The information regarding these companies also does not guarantee our future performance.  Each such company is subject to risks, uncertainties and other factors that may be different than those to which we and Orchid Island are subject.  Following the consummation of the Merger, these risks, uncertainties and other factors could cause our future results to differ materially from those that we analyzed internally. See “Risk Factors” and “Forward-Looking Statements.””

4.   The following paragraph is inserted as the second full paragraph on page 50 of the Offer to Purchase dated August 20, 2012 (such that it immediately follows the new paragraph inserted pursuant to Item 11(b)(3) of this Amendment 4 to the Schedule TO) of the section entitled “The Transaction—Background of the Transaction”:

“In 2011, Orchid Island generated returns on equity of 14.9%, a similar return on equity to the average of 15.4% for the public companies reviewed, with return on equity calculated as the ratio of adjusted net income (excluding unrealized gains or losses or changes in fair market value of securities and the cost of the 2011 attempted IPO) and average shareholder’s equity (not excluding unrealized gains or losses on securities and the cost of the 2011 attempted IPO).  For the first quarter of 2012, Orchid Island generated a return on equity of 3.6% versus an average of 4.3% for the public companies reviewed.  Orchid Island generated these returns on equity with a lower leverage ratio (total debt divided by total stockholder’s equity) of 3.2x during 2011 and 5.1x for the first quarter of 2012 versus an average leverage ratio of 7.5x during 2011 and 7.5x for the first quarter of 2012 for the public companies reviewed.  FlatWorld’s board of directors did not consider Orchid Island’s return on invested capital as a metric that would be useful in assessing Orchid Island’s profitability or as an indication of its potential investment return to our shareholders.  Rather, in place thereof, FlatWorld’s board considered Orchid Island’s return on equity as a more useful metric based on the belief that such results presented a more accurate comparison to the public companies reviewed, as return on equity assesses the profitability of a company and is generally considered a good indicator of investment returns to public shareholders.  Although not considered by FlatWorld’s board, based on an evaluation of Orchid Island’s Agency RMBS portfolio’s performance (excluding operating expenses), Orchid Island generated a 19.5% annualized return on invested capital and a cumulative return on invested capital of 24.4% (assuming, in each case, no reinvestment of any prior period returns), since the first quarter of 2011 (first full quarter since inception) through the first quarter of 2012.”

5.   The second full paragraph currently appearing on page 50 of the Offer to Purchase dated August 20, 2012 and beginning “The board of directors recognized …” of the section of the Offer to Purchase dated August 20, 2012 entitled “The Transaction—Background of the Transaction” is hereby amended and restated as follows:

“The board of directors recognized that projections by their very nature are forward-looking and may change in material elements and that they are merely a good faith estimate of how the business may perform in the future based upon a series of assumptions.  In reviewing these materials, FlatWorld’s board of directors took into account that (i) the information did not represent any actual assets held or borrowings made by Orchid Island beyond Orchid Island’s existing portfolio, (ii) the risk that the assumed portfolio used in preparing the projected pro forma financials will not be available for purchase upon consummation of the Merger at the assumed prices, (iii) borrowings may not be available on the assumed terms, (iv) the returns from the portfolio are based on a number of assumptions such as yields and conditional prepayment rates and (v) actual results will be impacted by the risks inherent in any mortgage-backed securities portfolio.  The forward-looking information reviewed by FlatWorld’s board does not guarantee future performance and is subject to risks, uncertainties and other factors, many of which are beyond our control and many of which are discussed elsewhere in this Offer to Purchase, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements.” Following the consummation of the Merger, these risks, uncertainties and other factors could cause our future results to differ materially from those expressed in the projected pro forma financial information provided below.”

6.   The financial projection information table beginning on page 50 and accompanying footnotes beginning at page 51 and continuing to the top of page 52 of the section of the Offer to Purchase dated August 20, 2012 entitled “The Transaction—Background of the Transaction” are hereby deleted and replaced with the following table and footnotes:

	Year Ended December 31, 2011 (Adjusted)	Three Months Ended March 31, 2012 (Adjusted)	Pro Forma (Full Year) $22.6 million Proceeds (1)		Pro Forma (Full Year) $62.9 million Proceeds (2)

Interest income, pass-through sub-portfolio	$1,064,882	$530,379	$4,244,390	(3)	$9,407,279	(3)
Interest income, structured sub-portfolio	706,075	228,378	3,208,575	(3)	5,777,843	(3)
Interest expense	(96,223)	(50,667)	(986,671)	(4)	(2,314,419)	(4)
Net Interest Income	$1,674,734	$708,090	$6,466,294		$12,870,704
Gains/(losses) on mortgage-backed securities	(1,134,343)	99,326	—		—
Gains/(losses) on interest-rate hedges	(138,525)	(24,000)	—		—
Net portfolio income	$401,866	$783,416	$6,466,294		$12,870,704
Fair value adjustments for mortgage-backed securities (5)	1,544,171	(114,335)	—		—
Adjusted Net Portfolio Income	$1,946,037	$669,081	$6,466,294		$12,870,704
Total expense (6)	592,080	166,172	1,613,385		2,361,326
Adjusted Net Income Available for Distribution	$1,353,957	$502,909	$4,852,909		$10,509,378

Total Stockholder’s Equity	$13,779,632	$14,396,876	$37,046,586		$77,353,836
Average Stockholder’s Equity during the period	9,077,239	14,088,254	37,046,586		77,353,836
Return on Equity (Annualized) (7)	14.9%	14.3%	13.1%		13.6%

Ordinary Shares issued to Bimini Capital (upon conversion of Merger Consideration)			1,418,730		1,418,730
FlatWorld public Ordinary Shares outstanding			2,295,500		2,295,500
Ordinary Shares issued upon exercise of New Sponsor Warrants (8)			—		2,000,000
Ordinary Shares issued upon exercise of Warrant portion of Post-Merger Dividend (8)			—		2,295,500
Total Number of Ordinary Shares Outstanding			3,714,230		8,009,730

Dividend per Ordinary Share			$1.31		$1.31

Dividend Yield (9)			13.1%		13.6%

Implied Share Value:
Pro Forma Book Value per Ordinary Share (10)			$9.97		$9.66
Cash Portion of Post-Merger Dividend per Ordinary Share (11)			0.44		0.44
Warrant Portion of Post-Merger Dividend per Ordinary Share (11)			0.47		0.16
Implied Share Value to FlatWorld Ordinary Shareholders			$10.88		$10.26

Mortgage Pass-through Securities	$46,640,037	$77,231,534	$166,783,638		$365,474,887
Structured Mortgage-backed Securities	9,361,547	7,937,643	19,292,010		38,134,895
Total MBS Assets	$56,001,584	$85,169,177	$186,075,648		$403,609,782

Repurchase Agreements	$44,325,000	$73,988,456	$158,369,951		$347,118,051
Leverage Ratio (12)	3.22x	5.14x	4.27x		4.49x

________________

(1)  This case assumes that (i) no Ordinary Shares of FlatWorld are tendered, (ii) approximately $22.6 million of proceeds from the Merger is available to Orchid Island for a full year; and (iii) at the closing of the Merger, Orchid Island has Total Stockholder’s Equity of $14,446,800.

(2)  This case assumes that (i) no Ordinary Shares of FlatWorld are tendered, (ii) approximately $22.6 million of proceeds from the Merger is available to Orchid Island for a full year, (iii) 2,000,000 New Sponsor Warrants and 2,295,500 Warrants issued to public shareholders as a portion of the Post-Merger Dividend are exercised for cash proceeds of approximately $40.3 million, with such proceeds available to Orchid Island for a full year, (iv) the 2,000,000 Insider Warrants and the 2,295,500 public Warrants are not exercised; and (v) at the closing of the Merger, Orchid Island has Total Stockholder’s Equity of $14,446,800.

(3)  Interest income projections were determined by combining the existing Orchid Island portfolio with the invested proceeds from the Merger.  The proceeds from the Merger were assumed to be allocated between the pass-through and structured Agency RMBS investment strategies based on Orchid Island's historical investment strategy and securities available for purchase as of the time of preparation of the projected financials.  The combination of the actual and pro forma portfolios (the “Combined Portfolio”) was used to create the base portfolio from which interest income was projected.  The assets underlying these two strategies were available in the market at the time of preparation of the projected financials.  The Combined Portfolio of Agency RMBS included pass-through securities and structured Agency RMBS, including CMOs, IOs, IIOs and POs.  The projected income on pass-through securities, POs and CMOs that contain principal balances is the difference between the stated interest rate of the security and any premium that is lost through prepayments or discount that is accreted through prepayments.  Orchid Island used historic experience, third party models and management’s judgment for the projected prepayments over the pro forma horizon period.  For IOs, IIOs and CMOs that do not contain principal balances, projected income was determined based on the carrying value and the effective yield.  Interest income is, among other variables, largely a function of the asset’s fair market value, the type and structure of the security, the amortization schedule of the underlying loans, the interest rate assumption for the pro forma horizon period, the assumed voluntary prepayment speeds and the assumed involuntary prepayment speeds.  Orchid Island used each of these variables along with others to derive a projected yield for each asset underlying the structured portfolio.  The fair market value for the structured securities consisted of the current market value for the existing portfolio as of the time of preparation of the projected financials, the voluntary and involuntary prepayment assumptions were based on historic experience of each structured security, third party models and management’s judgment and interest rates were assumed to be unchanged throughout the horizon income projection period.  At the time of preparation of the projected financials, the asset yields and interest income on the Orchid Island and pro forma portfolios were consistent with then current market opportunities for similar assets and the prepayment assumptions were in line with historic and modeled prepayments for identical or similar assets.  Orchid Island believes holding interest rates constant over the pro forma horizon period is a reasonable assumption.

(4)  Interest expense was calculated assuming that Orchid Island is able to borrow 95% of fair market value of all pass-through securities in the repurchase agreement borrowing market and is consistent with Orchid Island’s current repurchase agreement positions.  Orchid Island assumed that repurchase agreement borrowing rates are constant at approximately 37 basis points over the pro forma horizon period (versus approximately 34 basis points for the Three Months Ended March 31, 2012 (adjusted)).

(5)  Represents adjustments to net portfolio income in the Year Ended December 31, 2011 (adjusted) and Three Months Ended March 31, 2012 (adjusted) columns to exclude the gains (losses) from fair value adjustments on Orchid Island’s MBS portfolio  of $(1,544,171) for the year ended December 31, 2011and $114,335 for the three months ended March 31, 2012, which are included, along with realized gains of $409,828 for the year ended December 31, 2011 and realized losses of $15,009 for the three months ended March 31, 2012, in the caption gains (losses) on mortgaged-backed securities of $(1,134,343) and $99,326 for these periods. The fair value adjustments to the MBS portfolio is a non-cash item calculated by comparing the estimated fair values of the individual securities at the beginning and end of the period.  Net portfolio income is adjusted for this non-cash item to arrive at Adjusted Net Portfolio Income.  Gains and losses for fair value adjustments to Orchid Island’s MBS portfolio were not included in the projected columns as no assumption has been made about the changing values of the securities in this projected financial information.

(6)  General and administrative expense for the Year Ended December 31, 2011 is adjusted for approximately $1 million of non-recurring expense incurred during Orchid Island’s pursuit of a public offering in 2011. Further, general and administrative expense in the pro forma periods include incremental public company costs such as independent board of directors’ compensation, directors & officers liability insurance and additional accounting and legal expenses.

(7)  Return on Equity (Annualized) is the ratio of Adjusted Net Income Available for Distribution (annualized for the three months ended March 31, 2012) and the Average Stockholder’s Equity during the period. Pro Forma presentations assume that the proceeds from the Merger of approximately $22.6 million, and from the exercise of Warrants of approximately $40.3 million, are available for the full year.  Excluding the adjustments to net portfolio income for the gains (losses) from fair value adjustments on Orchid Island’s MBS portfolio, the return on equity would have been (2.1)% for the Year Ended December 31, 2011 (adjusted) and an annualized 17.5% for the Three Months Ended March 31, 2012 (adjusted).

(8)  Although 2,000,000 New Sponsor Warrants and up to 2,295,500 Warrants to be issued as a portion of the Post-Merger Dividend are in-the-money, they are included in the share count only in the pro forma presentation where such Warrants are exercised for cash proceeds of approximately $40.3 million.

(9)  Dividend Yield is calculated by dividing Dividend per Ordinary Share by Pro Forma Book Value per Ordinary Share.

(10) Pro Forma Book Value per Ordinary Share is the ratio of the Total Stockholder’s Equity and the Total Number of Ordinary Shares Outstanding.

(11) FlatWorld intends to declare the Post-Merger Dividend to all holders of Ordinary Shares following the consummation of the Merger, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000, divided by (y) the number of Ordinary Shares outstanding immediately following the closing of the transaction contemplated by the FWAC Holdings Share Repurchase Agreement, and (ii) one newly-issued Warrant to purchase one Ordinary Share at an exercise price of $9.50. If no Ordinary Shares are tendered, the cash portion of the Post-Merger Dividend would be equal to $0.44 per share. The value of the Warrant issued as a portion of the Post-Merger Dividend assumes only the intrinsic value of the Warrant (and includes no option value), and is calculated by subtracting its exercise price of $9.50 per share from the Pro Forma Book Value per Ordinary Share.

(12) Leverage Ratio is the ratio of the Repurchase Agreements and the Total Stockholder’s Equity.

7. The footnotes on page 116 of the section of the Offer to Purchase dated August 20, 2012 entitled “Business of Orchid Island – Bimini Capital Management, Inc.” are hereby amended and restated as follows:

“

(1)  Returns on invested capital are calculated by dividing (i) the sum of (A) net interest income, before interest on junior subordinated notes (which equals the difference between interest income and interest expense), and (B) gains/losses on mortgage-backed securities by (ii) invested capital. Invested capital consists of the sum of: (i) mortgage-backed securities — pledged to counterparties (less repurchase agreements and unsettled security transactions), (ii) mortgage-backed securities — unpledged (which consists of unpledged pass-through Agency RMBS and structured Agency RMBS less any unsettled Agency RMBS), (iii) cash and cash equivalents and (iv) restricted cash.  Bimini Capital’s return on invested capital calculations include the Orchid Island portfolio since Orchid Island’s commencement of operations in November 2010.  The components of invested capital and returns on invested capital are based entirely on information contained in the SEC filings of Bimini Capital, which are publicly available through the SEC’s website at www.sec.gov. The information contained in the SEC filings of Bimini Capital do not constitute a part of this Offer or any amendment or supplement thereto.

(2)  Cumulative return on invested capital represents the return on invested capital assuming the reinvestment of all prior period returns beginning on July 1, 2008. For example, the cumulative return on invested capital as of December 31, 2008 was calculated as follows: ((1+0.0252)*(1+0.0891))-1.

(3)  Calculated by annualizing the total cumulative return on invested capital for the periods presented above. Assuming no reinvestment of any prior period returns, Bimini Capital's annualized return on invested capital is 24.9% and its cumulative return on invested capital is 93.3%.”

8. The following text is inserted on page 135 immediately following the section of the Offer to Purchase dated August 20, 2012 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island - Portfolio” which begins on page 134:

“Average Balances, Net Interest Income and Interest Yields / Rates

The following table sets forth, for the periods indicated, information regarding Orchid Island’s (i) the total dollar amount of interest income from MBS and the resultant average yields; (ii) the total dollar amount of interest expense on repurchase agreement liabilities and the resultant average rate; (iii) net interest income; and (iv) net interest spread. Information is based on average balances during the indicated periods.

($ in thousands)
Net Interest Income
	Average		Yield on				Net
	MBS		Average	Average		Average	Portfolio	Net
	Securities	Interest	MBS	Repurchase	Interest	Cost of	Interest	Interest
	Held	Income	Securities	Agreements	Expense	Funds	Income	Spread
Three Months Ended
March 31, 2012	$70,585	$759	4.30%	$59,157	$51	0.34%	$708	3.96%
December 31, 2011	53,522	473	3.53%	42,390	36	0.34%	437	3.19%
September 30, 2011	40,356	566	5.61%	32,230	23	0.29%	543	5.32%
June 30, 2011	29,286	424	5.79%	23,267	18	0.31%	406	5.48%
March 31, 2011	27,373	308	4.50%	22,632	19	0.33%	289	4.17%

The following table sets forth, for the periods indicated, information regarding Orchid Island’s average MBS balance and average yields, segregated into the PT and Structured portfolios.

($ in thousands)
Yields on MBS Portfolio
	Average MBS Held			Interest Income			Realized Yield on Average MBS
	PT	Structured		PT	Structured		PT	Structured
	MBS	MBS	Total	MBS	MBS	Total	MBS	MBS	Total
Three Months Ended
March 31, 2012	$61,936	$8,649	$70,585	$530	$229	$759	3.43%	10.56%	4.30%
December 31, 2011	43,917	9,605	53,522	339	134	473	3.09%	5.56%	3.53%
September 30, 2011	33,101	7,255	40,356	283	283	566	3.42%	15.61%	5.61%
June 30, 2011	24,573	4,713	29,286	218	206	424	3.55%	17.51%	5.79%
March 31, 2011	24,280	3,093	27,373	225	83	308	3.70%	10.75%	4.50%

The following table sets forth, for the periods indicated, information regarding Orchid Island’s (i) average repurchase agreement balance, (ii) average cost of funds, (iii) average one-month and six-month LIBOR, and (iv) average cost of funds relative to average LIBOR.

($ in thousands)
Cost of Funds
						Average	Average
						Cost of Funds	Cost of Funds
	Average		Average	Average	Average	Relative to	Relative to
	Repurchase	Interest	Cost of	One-Month	Six-Month	Average One-	Average Six-
	Agreements	Expense	Funds	LIBOR	LIBOR	Month LIBOR	Month LIBOR
Three Months Ended
March 31, 2012	$59,157	$51	0.34%	0.26%	0.76%	0.08%	(0.42)%
December 31, 2011	42,390	36	0.34%	0.26%	0.65%	0.08%	(0.31)%
September 30, 2011	32,230	23	0.29%	0.21%	0.46%	0.08%	(0.17)%
June 30, 2011	23,267	18	0.31%	0.22%	0.43%	0.09%	(0.12)%
March 31, 2011	22,632	19	0.33%	0.26%	0.46%	0.07%	(0.13)%

The following table displays the dollar amount of changes in interest income and interest expense for Orchid Island’s interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average balances between periods times yield/rate for earlier period), (ii) changes attributable to rate (changes in average rate between periods times the average balance for the period), and (iii) total increase (decrease).

($ in thousands)
Summary of Changes in Net Interest Income

	Quarterly Period Ended March 31, 2012 Compared to March 31 ,2011			Quarterly Period Ended March 31, 2012 Compared to December 31 ,2011
	Change Attributed To			Change Attributed To
	Volume	Rate	Total	Volume	Rate	Total
Interest on MBS:
PT MBS	$348	$(43)	$305	$139	$52	$191
Structured MBS	149	(3)	146	(13)	108	95
Total net change in income on MBS	497	(46)	451	126	160	286
Interest expense on repurchase agreements	30	2	32	14	1	15
Change in net interest income	$467	$(48)	$419	$112	$159	$271

”

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(F)	Revised Presentation Materials as of August 27, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLATWORLD ACQUISITION CORP.

By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Date:  August 27, 2012.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 30, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Amended and Restated Offer to Purchase dated August 20, 2012.
(a)(1)(G)*	Amended and Restated Letter of Transmittal To Tender Ordinary Shares, as of August 20, 2012.
(a)(1)(H)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as of August 20, 2012.
(a)(1)(I)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as of August 20, 2012.
(a)(5)(A)*	Press Release dated July 30, 2012.
(a)(5)(B)*	Script of joint conference call held on August 1, 2012.

(a)(5)(C)*	Presentation Materials.
(a)(5)(D)*	Revised Presentation Materials as of August 20, 2012.
(a)(5)(E)*	Press Release dated August 20, 2012.
(a)(5)(F)	Revised Presentation Materials as of August 27, 2012.
(d)(1)*

Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(2)*

Warrant Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(3)*

Investment Management Trust Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(4)*

Registration Rights Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(5)*

Letter Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(6)*

Amendment No. 4 to the Warrant Subscription Agreement dated December 9, 2010 by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(7)*

Administrative Services Agreement dated December 9, 2010 by and between the FlatWorld Acquisition Corp. and FWC Management Services Ltd. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(8)*

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC, dated July 26, 2012 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(9)*

FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(10)*

Form of Registration Rights Agreement by and among FlatWorld Acquisition Corp. and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(11)*

Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(12)*

Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 25, 2012 (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(13)*

Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 26, 2012 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(14)*	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(15)*

Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(16)*	Form of New Warrant to be issued to FWAC Holdings Limited (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(17)*

Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(18)*

Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(19)*

Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(20)*

Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Previously filed.